UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Spyre Therapeutics Inc.

(Name of Issuer)
Common Stock, $0.0001 Par Value Per Share

(Title of Class of Securities)
00773J103

(CUSIP Number)

December 31, 2023
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 00773J103	SCHEDULE 13G/A	Page 2 of 9 Pages

1		NAME OF REPORTING PERSONS Deep Track Capital, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 2,184,440
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 2,184,440
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,184,440*
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 6.03%
12		TYPE OF REPORTING PERSON IA, OO

* Includes 5,792 Series B Non-Voting preferred stock which may be converted to common stock at a conversion ratio of 1 Series B Non-Voting preferred stock to 40 common stock and are subject to a 9.99% Beneficial Ownership Limitation. The Issuer shall not effect any conversion of any share of Series B Non-Voting Preferred Stock, to the extent that, after giving effect to such attempted conversion set forth on an applicable Notice of Conversion (as defined in the Certificate of Designation) with respect to the Series B Preferred Stock, such Holder would be a beneficial owner of Common Stock beneficially owned by the Holder for purposes of Section 13(d) or Section 16 of the Exchange Act and the applicable rules and regulations of the Commission would beneficially own a number of shares of Common Stock in excess of the Beneficial Ownership Limitation

CUSIP No. 00773J103	SCHEDULE 13G/A	Page 3 of 9 Pages

1		NAME OF REPORTING PERSONS Deep Track Biotechnology Master Fund, Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 2,184,440
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 2,184,440
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,184,440*
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 6.03%
12		TYPE OF REPORTING PERSON CO

* Includes 5,792 Series B Non-Voting preferred stock which may be converted to common stock at a conversion ratio of 1 Series B Non-Voting preferred stock to 40 common stock and are subject to a 9.99% Beneficial Ownership Limitation. The Issuer shall not effect any conversion of any share of Series B Non-Voting Preferred Stock, to the extent that, after giving effect to such attempted conversion set forth on an applicable Notice of Conversion (as defined in the Certificate of Designation) with respect to the Series B Preferred Stock, such Holder would be a beneficial owner of Common Stock beneficially owned by the Holder for purposes of Section 13(d) or Section 16 of the Exchange Act and the applicable rules and regulations of the Commission would beneficially own a number of shares of Common Stock in excess of the Beneficial Ownership Limitation

CUSIP No. 00773J103	SCHEDULE 13G/A	Page 4 of 9 Pages

1		NAME OF REPORTING PERSONS David Kroin
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 2,184,440
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 2,184,440
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,184,440*
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 6.03%
12		TYPE OF REPORTING PERSON IN, HC
* Includes 5,792 Series B Non-Voting preferred stock which may be converted to common stock at a conversion ratio of 1 Series B Non-Voting preferred stock to 40 common stock and are subject to a 9.99% Beneficial Ownership Limitation. The Issuer shall not effect any conversion of any share of Series B Non-Voting Preferred Stock, to the extent that, after giving effect to such attempted conversion set forth on an applicable Notice of Conversion (as defined in the Certificate of Designation) with respect to the Series B Preferred Stock, such Holder would be a beneficial owner of Common Stock beneficially owned by the Holder for purposes of Section 13(d) or Section 16 of the Exchange Act and the applicable rules and regulations of the Commission would beneficially own a number of shares of Common Stock in excess of the Beneficial Ownership Limitation.

CUSIP No. 00773J103	SCHEDULE 13G/A	Page 5 of 9 Pages

Item 1.	(a) Name of Issuer

Spyre Therapeutics Inc.

Item 1.	(b) Address of Issuer’s Principal Executive Offices

221 Crescent Street, Building 23, Suite 105

Waltham, MA 02453

Item 2.	(a) Names of Persons Filing:

(i) Deep Track Capital, LP

(ii) Deep Track Biotechnology Master Fund, Ltd.

(iii) David Kroin

Item 2.	( b) Address of Principal Business Office:

(i) 200 Greenwich Ave, 3rd Floor, Greenwich, CT 06830

(ii) c/o Walkers Corporate Limited, 190 Elgin Ave, George Town, KY1-9001, Cayman Islands

(iii) c/o Deep Track Capital, LP, 200 Greenwich Ave, 3rd Floor, Greenwich, CT 06830

Item 2.	(c) Citizenship:

(i) Delaware

(ii) Cayman Islands

(iii) United States

Item 2.	(d) Title of Class of Securities

Common Stock, $0.0001 Par Value Per Share

Item 2.	(e) CUSIP No.:

00773J103

CUSIP No. 00773J103	SCHEDULE 13G/A	Page 6 of 9 Pages

Item 3. If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	A non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J);

(k)	☐	A group, in accordance with §240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J), please specify the type of institution:

 Not Applicable

CUSIP No. 00773J103	SCHEDULE 13G/A	Page 7 of 9 Pages

Item 4. Ownership

Information with respect to the Reporting Persons' ownership of the Common Stock as of December 31, 2023, is incorporated by reference to items (5) - (9) and (11) of the cover page of the respective Reporting Person.

The amount beneficially owned by each Reporting Person is determined based on 36,288,789 shares.

Item 5. Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

Item 6. Ownership of More Than Five Percent on Behalf of Another Person

Not Applicable.

Item 7. Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company or Control Person

Deep Track Capital, LP is the relevant entity for which David Kroin may be considered a control person.

Item 8. Identification and Classification of Members of the Group

Not Applicable.

Item 9. Notice of Dissolution of Group

Not Applicable.

Item 10. Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 00773J103	SCHEDULE 13G/A	Page 8 of 9 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 14, 2024

Deep Track Capital, LP

By:	/s/ David Kroin
David Kroin, Managing Member of the General Partner of the Investment Adviser

Deep Track Biotechnology Master Fund, Ltd.

By:	/s/ David Kroin
David Kroin, Director

David Kroin

By:	/s/ David Kroin
David Kroin

CUSIP No. 00773J103	SCHEDULE 13G/A	Page 9 of 9 Pages

Exhibit I

JOINT FILING STATEMENT

PURSUANT TO RULE 13d-1(k)

The undersigned acknowledge and agree that the foregoing statement on Schedule 13G/A, is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13G/A, shall be filed on behalf of each of the undersigned without the necessity of filing additional joint acquisition statements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him or it contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the others, except to the extent that he or it knows or has reason to believe that such information is inaccurate.

Dated: February 14, 2024

Deep Track Capital, LP

By:	/s/ David Kroin
David Kroin, Managing Member of the General Partner of the Investment Adviser

Deep Track Biotechnology Master Fund, Ltd.

By:	/s/ David Kroin
David Kroin, Director

David Kroin

By:	/s/ David Kroin
David Kroin